Exhibit 99.1

Press Release, 8 November 2012

Interxion Reports Third Quarter 2012 Results

AMSTERDAM 8 November 2012 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months ended 30 September 2012.

Financial Highlights

•	Revenue increased by 14% to €70.4 million (Q3 2011: €62.0 million)

•	Adjusted EBITDA increased by 15% to €28.7 million (Q3 2011: €25.0 million)

•	Adjusted EBITDA margin increased to 40.8% (Q3 2011: 40.3%)

•	Net profit increased by 24% to €8.6 million (Q3 2011: €6.9 million)

•	Capital expenditure, including intangible assets, was €46.5 million

Operating Highlights

•	New data centres opened in Amsterdam and London

•	Equipped Space increased by 4,300 square metres in the third quarter to 69,600 square metres

•	Revenue Generating Space increased by 2,600 square metres in the third quarter to 51,200 square metres

•	Utilisation Rate was 74% at the end of the quarter

•	Announced expansion projects remain on schedule

“Interxion again delivered solid financial and operational results and significantly grew both equipped and revenue generating space,” said Interxion Chief Executive Officer, David Ruberg. “Our market strategy that focuses on creating value for our customers by building communities of interest continues to pay off. We saw particular strength from cloud service providers and financial services segments who derive value in their own businesses from the rich, low latency connectivity and robust communities of interest available in our highly reliable data centres.”

Press Release, 8 November 2012

Quarterly Review

Revenue for the third quarter of 2012 was €70.4 million, a 14% increase over the third quarter of 2011 and a 4% increase over the second quarter of 2012. Recurring revenue was €65.1 million, a 12% increase over the third quarter of 2011 and a 4% increase over the second quarter of 2012. Recurring revenue was 92% of total revenue.

Cost of sales for the third quarter increased by 13% to €29.4 million, compared with the third quarter of 2011. Gross profit margin increased to 58.3%, compared with 58.1% in the same quarter of 2011. Sales and marketing costs in the third quarter were €5.1 million, up 20% compared with the same quarter in the previous year. General and administrative costs1, were €7.2 million, an increase of 6% compared with the third quarter of 2011. Depreciation, amortisation, and impairments increased by 21%, compared with the previous-year third quarter, to €11.0 million.

Net financing costs for the third quarter of 2012 were €3.8 million, compared with €5.3 million in the third quarter of 2011, primarily as a result of higher interest capitalization because of increased data centre construction.

Net profit was €8.6 million in the third quarter of 2012, up 24% from the third quarter of 2011. Earnings per share in the third quarter of 2012 were €0.12, an increase of 21%, on a weighted average of 68.7 million diluted shares compared to €0.10 on a weighted average of 67.5 million diluted shares in the third quarter of 2011.

[1]	excluding depreciation, amortisation, impairments, increase in provision for onerous lease contracts, and share-based payments

Press Release, 8 November 2012

Adjusted EBITDA for the third quarter of 2012 was €28.7 million, up 15% year-on-year. Adjusted EBITDA margin expanded to 40.8%, compared with 40.3% in the third quarter of the previous year.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €24.1 million. Capital Expenditure, including intangible assets, was €46.5 million in the third quarter 2012.

Cash and cash equivalents were €55.2 million at 30 September 2012, down from €142.7 million at year-end 2011. The Company’s €60.0 million revolving credit facility remains undrawn.

Equipped space at the end of the third quarter 2012 was 69,600 square metres, compared with 62,200 square metres at the end of the third quarter of 2011 and 65,300 square metres at the end of the second quarter of 2012. Revenue generating space was 51,200 square metres at the end of the third quarter 2012, compared to 46,100 square metres at the end of the third quarter of 2011 and 48,600 square metres at the end of the second quarter of 2012. Utilisation rate, the ratio of revenue-generating space to equipped space, was 74% at the end of the quarter, the same as the third quarter of 2011 and the second quarter of 2012.

Business Outlook

The Company today reaffirmed its guidance for 2012:

Revenue	€275 million – €285 million
Adjusted EBITDA	€112 million – €120 million
Capital Expenditure (including intangibles)	€170 million – €190 million

Press Release, 8 November 2012

Conference Call to Discuss Results

The Company will host a conference call today at 8:30am ET (1:30pm GMT, 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-295-3947; callers outside the U.S. may dial direct +44 (0) 1452 561 394. The conference ID for this call is 39820449. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 14 November 2012. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 39820449.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based

Press Release, 8 November 2012

payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Operating Profit to EBITDA and Adjusted EBITDA is provided in the Notes to Consolidated Income Statement: Adjusted EBITDA reconciliation later in this press release.

Interxion does not provide forward-looking estimates of Operating Profit, Depreciation, Amortisation, and Impairments, Share-based Payments, or increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide reconciling information for Adjusted EBITDA.

-ENDS-

Press Release, 8 November 2012

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 32 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 8 November 2012

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2012	30-Sep 2011	30-Sep 2012	30-Sep 2011
Revenue	70,425	62,005	204,241	179,920
Cost of sales	(29,400)	(25,969)	(84,129)	(76,271)

Gross profit	41,025	36,036	120,112	103,649
Other income	111	99	343	341
Sales and marketing costs	(5,083)	(4,234)	(14,597)	(13,037)
General and administrative costs	(19,443)	(16,594)	(55,457)	(50,389)

Operating profit	16,610	15,307	50,401	40,564
Net finance expense	(3,778)	(5,255)	(12,089)	(17,829)

Profit before taxation	12,832	10,052	38,312	22,735
Income tax expense	(4,270)	(3,161)	(12,330)	(7,812)

Net profit	8,562	6,891	25,982	14,923

Basic earnings per share: (€)	0.13	0.10	0.39	0.23
Diluted earnings per share: (€)	0.12	0.10	0.38	0.23

Number of shares outstanding at the end of the period (shares in thousands)	67,950	65,823	67,950	65,823
Weighted average number of shares for Basic EPS (shares in thousands)	67,776	65,742	67,069	63,528
Weighted average number of shares for Diluted EPS (shares in thousands)	68,659	67,488	67,936	65,223

Capacity Metrics
Equipped space (in square meters)	69,600	62,200	69,600	62,200
Revenue generating space (in square meters)	51,200	46,100	51,200	46,100
Utilisation rate	74%	74%	74%	74%

Press Release, 8 November 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2012	30-Sep 2011	30-Sep 2012	30-Sep 2011
Consolidated

Recurring revenue	65,101	58,225	190,247	168,611
Non-recurring Revenue	5,324	3,780	13,994	11,309

Revenue	70,425	62,005	204,241	179,920

Adjusted EBITDA	28,726	25,005	83,828	70,536

Gross Margin	58.3%	58.1%	58.8%	57.6%

Adjusted EBITDA Margin	40.8%	40.3%	41.0%	39.2%

Total assets	769,644	708,410	769,644	708,410
Total liabilities	400,504	392,391	400,504	392,391
Capital expenditure, including intangible assets (i)	(46,468)	(54,943)	(150,140)	(93,413)

France, Germany, Netherlands, and UK

Recurring revenue	39,828	34,470	116,287	100,276
Non-recurring Revenue	3,950	1,950	10,149	6,912

Revenue	43,778	36,420	126,436	107,188

Adjusted EBITDA	22,395	18,473	65,800	53,216

Gross Margin	60.1%	59.9%	60.9%	59.0%
Adjusted EBITDA Margin	51.2%	50.7%	52.0%	49.6%

Total assets	518,004	335,727	518,004	335,727
Total liabilities	90,654	86,705	90,654	86,705
Capital expenditure, including intangible assets (i)	(37,935)	(41,008)	(124,990)	(62,827)

Rest of Europe

Recurring revenue	25,273	23,755	73,960	68,335
Non-recurring Revenue	1,374	1,830	3,845	4,397

Revenue	26,647	25,585	77,805	72,732

Adjusted EBITDA	13,805	13,162	40,689	37,423

Gross Margin	60.8%	60.7%	61.2%	60.9%
Adjusted EBITDA Margin	51.8%	51.4%	52.3%	51.5%

Total assets	192,261	174,732	192,261	174,732
Total liabilities	41,141	38,812	41,141	38,812
Capital expenditure, including intangible assets (i)	(7,047)	(13,650)	(21,818)	(28,453)

Corporate and Other

Adjusted EBITDA	(7,474)	(6,630)	(22,661)	(20,103)

Total assets	59,379	197,951	59,379	197,951
Total liabilities	268,709	266,874	268,709	266,874
Capital expenditure, including intangible assets (i)	(1,486)	(285)	(3,332)	(2,133)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 8 November 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: Adjusted EBITDA reconciliation

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2012	30-Sep 2011	30-Sep 2012	30-Sep 2011
Reconciliation to adjusted EBITDA

Consolidated
Operating profit	16,610	15,307	50,401	40,564
Depreciation, amortization and impairments	11,031	9,087	30,922	27,181

EBITDA	27,641	24,394	81,323	67,745
Share-based payments	1,196	710	2,848	1,389
Increase/(decrease) in provision for onerous lease contracts	—	—	—	18
IPO transaction costs (ii)	—	—	—	1,725
Income from sub-leases on unused data center sites	(111)	(99)	(343)	(341)

Adjusted EBITDA	28,726	25,005	83,828	70,536

France, Germany, Netherlands, and UK
Operating profit	15,798	13,385	48,011	37,300
Depreciation, amortization and impairments	6,526	5,118	17,627	16,017

EBITDA	22,324	18,503	65,638	53,317
Share-based payments	182	69	505	222
Increase/(decrease) in provision for onerous lease contracts	—	—	—	18
Income from sub-leases on unused data center sites	(111)	(99)	(343)	(341)

Adjusted EBITDA	22,395	18,473	65,800	53,216

Rest of Europe
Operating profit	9,796	9,681	28,977	27,533
Depreciation, amortization and impairments	3,904	3,411	11,393	9,698

EBITDA	13,700	13,092	40,370	37,231
Share-based payments	105	70	319	192

Adjusted EBITDA	13,805	13,162	40,689	37,423

Corporate and Other
Operating Profit/(Loss)	(8,984)	(7,759)	(26,587)	(24,269)
Depreciation, amortization and impairments	601	558	1,902	1,466

EBITDA	(8,383)	(7,201)	(24,685)	(22,803)
Share-based payments	909	571	2,024	975
IPO transaction costs (ii)	—	—	—	1,725

Adjusted EBITDA	(7,474)	(6,630)	(22,661)	(20,103)

(ii)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 8 November 2012

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Sep 2012	31-Dec 2011
Non-current Assets
Property, plant and equipment	583,809	477,798
Intangible assets	18,162	12,542
Deferred tax assets	32,394	39,557
Financial fixed assets	774	–
Other non-current assets	4,525	3,841

	639,664	533,738
Current Assets
Trade and other current assets	74,828	67,874
Cash and cash equivalents	55,152	142,669

	129,980	210,543

Total Assets	769,644	744,281

Shareholders’ Equity
Share capital	6,796	6,613
Share premium	475,185	466,166
Foreign currency translation reserve	10,781	7,386
Accumulated deficit	(123,622)	(149,604)

	369,140	330,561

Non-current Liabilities
Trade payables and other liabilities	10,858	10,294
Deferred tax liabilities	2,722	1,742
Provision for onerous lease contracts	8,503	10,618
Borrowings	257,758	257,267

	279,841	279,921

Current Liabilities
Trade payables and other liabilities	113,799	127,639
Income tax liabilities	3,582	2,249
Provision for onerous lease contracts	3,180	3,108
Borrowings	102	803

	120,663	133,799

Total Liabilities	400,504	413,720

Total Liabilities and Shareholders’ Equity	769,644	744,281

Press Release, 8 November 2012

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Sep 2012	31-Dec 2011
Borrowings Net of Cash and Cash Equivalents
Cash and Cash Equivalents (iii)	55,152	142,669

9.5% Senior Secured Notes due 2017 (iv)	256,090	255,560
Financial Leases	165	337
Other Borrowings	1,605	2,173

Borrowings Excluding Revolving Credit Facility Deferred Financing Costs	257,860	258,070

Revolving credit facility deferred financing costs (v)	(1,452)	(667)

Total Borrowings	256,408	257,403

Borrowings Net of Cash and Cash Equivalents	201,256	114,734

(iii)	Cash and cash equivalents includes €5.6 million as of September 30, 2012 and €4.8 million as of December 31, 2011, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	Deferred financing costs of €1.5 million incurred in connection with the €60 million revolving credit facility, which is currently undrawn.

Press Release, 8 November 2012

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2012	30-Sep 2011	30-Sep 2012	30-Sep 2011
Profit for the period	8,562	6,891	25,982	14,923
Depreciation, amortization and impairments	11,031	9,087	30,922	27,181
IPO transaction costs	—	—	—	1,725
Unwinding provision for onerous lease contracts	(793)	(750)	(2,372)	(2,303)
Share-based payments	1,196	710	2,848	1,389
Net finance expense	3,778	5,255	12,089	17,829
Income tax expense	4,270	3,161	12,330	7,812

	28,044	24,354	81,799	68,556
Movements in trade and other current assets	(3,291)	(2,316)	(7,076)	(7,995)
Movements in trade and other liabilities	(687)	1,723	4,128	6,913

Cash Generated from Operations	24,066	23,761	78,851	67,474
Interest paid (vi)	(7,476)	(11,598)	(17,607)	(24,178)
Interest received	414	704	734	1,241
Income tax paid	(1,320)	(392)	(3,622)	(1,544)

Net Cash Flows from Operating Activities	15,684	12,475	58,356	42,993
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(43,823)	(53,763)	(145,046)	(89,127)
Disposals of property, plant and equipment	—	—	—	945
Purchase of intangible assets	(2,645)	(1,180)	(5,094)	(4,286)
Acquisition financial fixed assets	—	—	(774)	—
Movement in short-term investments	—	50,000	—	(40,000)

Net Cash Flows from Investing Activities	(46,468)	(4,943)	(150,914)	(132,468)
Cash Flows from Financing Activities
Proceeds from exercised options	1,621	698	6,725	3,022
Proceeds from issuance of new shares	—	—	—	142,952
Repayment of “Liquidation Price” to former preferred shareholders	—	—	—	(3,055)
Senior Secured Notes and RCF	(204)	—	(1,159)	(645)
Other Borrowings	(59)	(678)	(740)	(2,265)

Net Cash Flows from Financing Activities	1,358	20	4,826	140,009
Effect of exchange rate changes on cash	92	16	215	(110)

Net Movement in Cash and Cash Equivalents	(29,334)	7,568	(87,517)	50,424
Cash and cash equivalents, beginning of period	84,486	141,971	142,669	99,115

Cash and Cash Equivalents, End of Period	55,152	149,539	55,152	149,539

(vi)	Interest paid is reported net of cash interest capitalized which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 8 November 2012

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 31 October 2012

with Target Open Dates in 2012 & 2013

Market	Project	CAPEX (a,b) (€ million)	Equipped Space (a) (Sqm)	Target Opening
Stockholm	STO 1: Phase 4 Expansion	€5	500	1Q 2012 (opened)

Frankfurt	FRA 7: New Build	€21	1,500	1Q 2012 (opened)

Paris	PAR 7 : Phase 1 New Build	€70	4,500	2Q 2012 (opened) (c)

Amsterdam	AMS 6: New Build	€60	4,400	3Q 2012 (opened) (d)

London	LON 2: New Build	€38	1,500	3Q 2012 (opened) (e)

Amsterdam	AMS 5: Phase 4 Expansion	€12	1,000	4Q 2012

Zurich	ZUR 1: Phase 3 Expansion	€4	600	4Q 2012

Madrid	MAD 2: Phase 1 New Build	€10	800	1Q 2013

Total		€220	14,800

(a)	CAPEX and Equipped Space are approximate and may change.
(b)	CAPEX reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
(c)	Opened 500 sqm in 2Q 2012 and 1500 sqm in 3Q 2012; remaining 2500 sqm scheduled to open in 1Q 2013.
(d)	Opened 1700 sqm in 3Q 2012 for early customer access; remainder of the facility opened on schedule.
(e)	1100 sqm opened in 3Q 2012; remainder scheduled to open in 4Q 2012.